As filed with the Securities and Exchange Commission on October 16, 2006
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                ROCHE HOLDING LTD
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                   SWITZERLAND
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                    One Wall Street, New York, New York 10286
                                 (212) 495-1784
          (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                            New York, New York 10286
                                 (212) 495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                     It is proposed that this filing become
                            effective under Rule 466

                          [X] immediately upon filing

                          [ ] on ( Date ) at ( Time ).

               If a separate registration statement has been filed to register the deposited shares, check the following box. [.]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                                  Proposed maximum      Proposed maximum      Amount of
         Title of each class of                Amount to be      aggregate price per       aggregate        registration
       Securities to be registered              registered            unit (1)         offering price (1)        fee
------------------------------------------------------------------------------------------------------------------------
American  Depositary Shares  representing      150,000,000
Genussscheine of Roche Holding Ltd         American Depositary          $.05               $7,500,000          $802.50
                                                  Shares
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-123415) previously filed by the registrant.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.   Description of Securities to be Registered

                              Cross Reference Sheet

                                                    Location in Form of Receipt
      Item Number and Caption                       Filed Herewith as Prospectus
      -----------------------                       ----------------------------

1.    Name and address of depositary                Introductory Article

2.    Title of American Depositary Receipts         Face of Receipt, top center
      and identity of deposited securities

      Terms of Deposit:

      (i)    The amount of deposited securities     Face of Receipt, upper right
             represented by one unit of             corner
             American Depositary Receipts

      (ii)   The procedure for voting, if any,      Articles number 15, 16 and
             the deposited securities               18

      (iii)  The collection and distribution of     Articles number 4, 12, 13,
             dividends                              15 and 18

      (iv)   The transmission of notices,           Articles number 11, 15, 16
             reports and proxy soliciting           and 18
             material

      (v)    The sale or exercise of rights         Articles number 13, 14, 15
                                                    and 18

      (vi)   The deposit or sale of securities      Articles number 12, 13, 15,
             resulting from dividends, splits       17 and 18
             or plans of reorganization

      (vii)  Amendment, extension or termination    Articles number 20 and 21
             of the deposit agreement

      (viii) Rights of holders of Receipts to       Article number 11
             inspect the transfer books of the
             depositary and the list of holders
             of Receipts

      (ix)   Restrictions upon the right to         Articles number 2, 3, 4, 5,
             transfer or withdraw the               6, 8 and 22
             underlying securities

      (x)    Limitation upon the liability          Articles number 14, 18, 19
             of the depositary                      and 21

3.    Fees and Charges                              Articles number 7 and 8



Item - 2.   Available Information

      Public reports furnished by issuer            Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.  Exhibits

      *1. Form of Amended and Restated Deposit Agreement dated as of December 5, 2002, among Roche Holding Ltd, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

      *2. Form of letter from The Bank of New York to Roche Holding Ltd relating to pre-release activities.

       4. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

       5.   Certification under Rule 466.

Item - 4.   Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

----------
*     Incorporated  by  reference  to  Form  F-6   Registration   Statement  No.
      333-123415 filed by the Registrant with the Commission on March 18, 2005.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 13, 2006.

                                        Legal  entity  created by the  agreement
                                        for the issuance of American  Depositary
                                        Receipts  for   Genussscheine  of  Roche
                                        Holding Ltd.

                                        By: The Bank of New York,
                                            As Depositary

                                        By: /s/ Joanne F. Di Giovanni
                                            ----------------------------
                                            Name:  Joanne F. Di Giovanni
                                            Title:    Vice President

      Pursuant to the requirements of the Securities Act of 1933, Roche Holding Ltd has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Basel, Switzerland, on October 10, 2006.

                                        ROCHE HOLDING LTD

                                        By: /s/  Dr. Franz B. Humer
                                            ------------------------------
                                            Name: Dr. Franz B. Humer
                                            Title: Chairman and Chief
                                                   Executive Officer

                                        By: /s/ Erich Hunziker
                                            ------------------------------
                                            Name: Erich Hunziker
                                            Title: Chief Financial Officer

      Each person whose signature appears below hereby constitutes and appoints Dr. Bruno Maier and Dr. Frank Rossini, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 10. 2006.

/s/ Dr. Franz B. Humer                    Chairman and Chief Executive Officer
------------------------------            and Director (principal executive
Dr. Franz B. Humer                        officer)

/s/  Erich Hunziker                       Chief Financial Officer and Director
------------------------------            (principal financial and accounting
Erich Hunziker                            officer)

/s/ Prof. Dr. Bruno Gehrig                Vice Chairman and Independent Lead
------------------------------            Director
Prof. Dr. Bruno Gehrig

/s/ Andre Hoffmann                        Vice Chairman and Director
------------------------------
Andre Hoffmann

/s/ Beatrice Weder di Mauro               Director
------------------------------
Beatrice Weder di Mauro

------------------------------            Director
Peter Brabeck-Letmathe

------------------------------            Director
Prof. Dr. John Bell

------------------------------            Director
Lodewijk J.R. de Vink

/s/ Dr. Andreas Oeri                      Director
------------------------------
Dr. Andreas Oeri

/s/ Walter Frey                           Director
------------------------------
Walter Frey

------------------------------            Director
Dr. DeAnne Julius

/s/ Dr. Horst Teltschik                   Director
------------------------------
Dr. Horst Teltschik

/s/ Carol Fiederlein                      Authorized Representative in the
------------------------------            United States
Carol Fiederlein

                                INDEX TO EXHIBITS

Exhibit
Number      Exhibit
------      -------

4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5           Certification under Rule 466.